SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2016

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X   Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes      No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

-	Press Release dated November 18, 2016
-	Press Release dated November 25, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name:	Antonio Cristodoro
Title:	Head of Corporate Secretary’s Staff Office

Date: November 30, 2016

Eni's Board of Directors approves investment plan of Coral South project, offshore Mozambique

San Donato Milanese (Milan), 18 November 2016 - Eni's Board of Directors has authorized the investment for the first phase of the development of the Coral discovery (Coral South project), located in the deep waters of the Rovuma Basin (Area 4), offshore Mozambique.

The project involves the construction of 6 subsea wells connected to a floating production facility FLNG (Floating Liquefied Natural Gas), with a liquefaction capacity of over 3.3 million tons of liquefied natural gas (LNG) per year, equivalent to approximately 5 billion cubic meters. Mozambique authorities approved the project development plan in February.

This project highlights Eni’s technological leadership in the development of deepwater gas fields via FLNG facilities.

The Coral field, discovered in May 2012 and outlined in 2013, is entirely located within Area 4 and contains about 450 billion cubic meters (16 TCF) of gas in place.

In October, Eni and its Area 4 partners signed an agreement with BP for the sale of the entire volumes of LNG produced by the FNLG Coral South, for a period of over twenty years. This was the first agreement ever signed in Mozambique for the sale of LNG produced in the country, and was the first significant step towards the development of the 2400 billion cubic meters (85 TCF) of gas discovered in Area 4.

The approval of this investment by Eni’s Board of Directors is another fundamental step towards the Final Investment Decision on the project, which will turn effective once all Area 4 partners have approved it and the project financing, which is currently being finalized, has been underwritten.

Eni is the operator of Area 4 with a 50% indirect interest owned through Eni East Africa (EEA), which holds a 70% stake in Area 4. The other Concessionaires are Galp Energia, KOGAS and Empresa Nacional de Hidrocarbonetos (ENH), each owning a 10% stake. CNPC owns a 20% indirect interest in Area 4 through Eni East Africa.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +80011223456

Switchboard: +39.0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni sells a 10% stake in Shorouk Concession offshore Egypt to BP

San Donato Milanese (Milan), November 25, 2016 - Eni has agreed to sell to BP a 10% participating interest in the Shorouk Concession, offshore Egypt, where the supergiant gas field Zohr is located. Eni, through its subsidiary IEOC, currently holds a 100% stake in the block.

The agreed conditions include a consideration of 375 million US dollars and the pro-quota reimbursement of past expenditures, which amount so far at approximately 150 million US dollars. In addition, BP has an option to buy a further 5% stake under the same terms. This transaction is in line with the Eni’s “dual exploration model” aiming at an early monetization of the value through the dilution of recent huge exploration discoveries owned with high participating interests.

The completion of the transaction is subject to the fulfillment of certain standard conditions, including all necessary authorizations from Egypt’s authorities.

The Zohr field, located in the Shorouk Concession, was discovered by Eni in August 2015 and is the largest natural gas field ever found in the Mediterranean, with a total potential of 850 billion cubic meters of gas in place. On February 2016, the authorization process for the development of field was completed, while the first gas is expected by the end of 2017.

Eni has been present in Egypt since 1954 where it operates through IEOC Production BV. The equity production was about 200,000 barrels of oil equivalent per day in 2015.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com